- *Portfolio Repositioning.* Despite the expected tax-free nature of the Reorganization itself, Target Fund may dispose of certain portfolio holdings as part of a portfolio repositioning before in connection with the Reorganization, and such transactions are expected to generate capital gains. Any capital gains recognized in these transactions on a net basis, after reduction by any available losses, will be distributed to Target Fund's shareholders as capital-gain dividends (to the extent of net realized long-term capital gains in excess of net realized short-term capital losses) or ordinary dividends (to the extent of net realized short-term capital gains in excess of net realized long-term capital losses) during or with respect to the year of sale, and such distributions will generally be taxable to shareholders. Because the Reorganization will end the tax year of Target Fund, it will accelerate distributions to shareholders from Target Fund for its short tax year ending on the date of the Reorganization. Those tax year-end distributions will include any capital gains resulting from portfolio turnover prior to consummation of the Reorganization that were not previously distributed and after reduction by any available losses. Consequently, Target Fund shareholders may well receive higher capital gain and ordinary dividend distributions than they would have received absent such portfolio turnover. The amount of capital gain or ordinary dividend distributions will be affected by the extent to which Target Fund repositions its portfolio and the extent to which the Fund realizes gains from the sale of portfolio securities. Lord Abbett currently expects that approximately 39% of Target Fund's portfolio (using values as of April 23, 2018) will be repositioned prior to the Reorganization. As of April 23, 2018, the hypothetical gain resulting from the repositioning is estimated at approximately $6.8 million or 3% of Target Fund's net assets. The tax implications of such distributions to an individual shareholder will depend on whether the shareholder holds Target Fund shares in a taxable account and other factors specific to each shareholder. Lord Abbett does not anticipate that any transaction costs will be incurred in connection with the repositioning of Target Fund's portfolio. Lord Abbett also expects that Acquiring Fund will continue to be compliant with its fundamental investment policies immediately following the Reorganization.

Will I pay any sales charges or similar transaction fees in connection with the Reorganization?

No sales charges or other similar transaction fees will be charged in connection with the Reorganization. However, any investment or redemption not in connection with the Reorganization would be subject to any applicable sales charges.

When would the Reorganization take place?

If Target Fund shareholders approve the Reorganization, the transaction is expected to be completed as soon as practicable after the shareholder meeting scheduled to be held on June 28, 2018.

Q & A - 5

FEES AND EXPENSES

The tables below provide a summary comparison of the expenses of each class of shares of each Fund.[*] Each Fund's annual fund operating expenses are based on the Fund's fees and expenses for the twelve-month period ended November 30, 2017.[**] The estimated annual fund operating expenses of Acquiring Fund after giving effect to the proposed Reorganization (the "Combined Fund") are shown on a *pro forma* basis as of November 30, 2017, as if the Reorganization had been completed on that date. The Combined Fund's actual annual operating expenses after the Reorganization may be greater or less than those shown.

The Funds are subject to the same sales charges. You may qualify for sales charge discounts if you and certain members of your family invest, or agree to invest in the future, at least $100,000 in the Lord Abbett Family of Funds. More information about these and other sales charge discounts is available from your financial professional, in "Sales Charge Reductions and Waivers" on page 82 of this Combined Prospectus/Proxy Statement, Appendix A to "Information From Acquiring Fund's April 1, 2018 Prospectus," and "Purchases, Redemptions, Pricing, and Payments to Dealers" on page 9-1 of Part II of the Fund's statement of additional information dated April 1, 2018 ("SAI").

---

[*] Class B shares will not participate in the Reorganization and are not reflected in the below tables because Target Fund's last outstanding Class B shares converted to Class A shares as of April 25, 2018.

[**] Annual fund operating expenses have been updated from the fiscal year amounts to reflect current fees and expenses due to the discontinuation (effective May 1, 2017) of a voluntary management fee waiver applicable to Target Fund only and the discontinuation (effective January 1, 2017) of a servicing arrangement with the underlying funds applicable to both Target Fund and Acquiring Fund.

Class A

Fee Table	Lord Abbett Multi-Asset Focused Growth Fund (Target Fund)	Lord Abbett Multi-Asset Growth Fund (Acquiring Fund)	Lord Abbett Multi-Asset Growth Fund (Pro Forma Combined Fund)
Shareholder Fees[1] *(Fees paid directly from your investment)*			
Maximum Sales Charge (Load) Imposed on Purchases *(as a percentage of offering price)*	2.25%	2.25%	2.25%
Maximum Deferred Sales Charge (Load) *(as a percentage of offering price or redemption proceeds, whichever is lower)*	None[2]	None[2]	None[2]
Annual Fund Operating Expenses *(Expenses deducted from Fund assets)* *(as a % of average net assets)*			
Management Fees	0.10%	0.10%	0.10%
Distribution and Service (12b-1) Fees	0.25%	0.25%	0.25%
Other Expenses	0.31%	0.18%	0.18%
Acquired Fund Fees and Expenses	0.71%	0.70%	0.70%
Total Annual Fund Operating Expenses	1.37%	1.23%	1.23%

> **Class C**

Fee Table	Lord Abbett Multi-Asset Focused Growth Fund (Target Fund)	Lord Abbett Multi-Asset Growth Fund (Acquiring Fund)	Lord Abbett Multi-Asset Growth Fund (Pro Forma Combined Fund)
Shareholder Fees[1] *(Fees paid directly from your investment)*			
Maximum Sales Charge (Load) Imposed on Purchases *(as a percentage of offering price)*	None	None	None
Maximum Deferred Sales Charge (Load) *(as a percentage of offering price or redemption proceeds, whichever is lower)*	1.00%[3]	1.00%[3]	1.00%[3]
Annual Fund Operating Expenses *(Expenses deducted from Fund assets)* *(as a % of average net assets)*			
Management Fees	0.10%	0.10%	0.10%
Distribution and Service (12b-1) Fees	1.00%	1.00%	1.00%
Other Expenses	0.31%	0.18%	0.18%
Acquired Fund Fees and Expenses	0.71%	0.70%	0.70%
Total Annual Fund Operating Expenses	2.12%	1.98%	1.98%

examples assume a deduction of the applicable contingent deferred sales charge ("CDSC") for the one-year period for Class C shares. The first example assumes that you redeem all of your shares at the end of the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs (including any applicable CDSC) would be as shown below. No sales charge will be imposed in connection with the Reorganization. The second example assumes that you do not redeem and instead keep your shares.

If Shares Are Redeemed	1 year	3 years	5 years	10 years
Target Fund Class A	$361	$649	$ 958	$1,834
Acquiring Fund Class A	$347	$607	$ 885	$1,680
Pro Forma Combined Class A	$347	$607	$ 885	$1,680
Target Fund Class C	$315	$664	$1,139	$2,452
Acquiring Fund Class C	$301	$621	$1,068	$2,306
Pro Forma Combined Class C	$301	$621	$1,068	$2,306
Target Fund Class F	$124	$387	$ 670	$1,477
Acquiring Fund Class F	$110	$343	$ 595	$1,317
Pro Forma Combined Class F	$110	$343	$ 595	$1,317
Target Fund Class F3	$103	$322	$ 558	$1,236
Acquiring Fund Class F3	$ 91	$284	$ 493	$1,096
Pro Forma Combined Class F3	$ 91	$284	$ 493	$1,096
Target Fund Class I	$114	$356	$ 617	$1,363
Acquiring Fund Class I	$100	$312	$ 542	$1,201
Pro Forma Combined Class I	$100	$312	$ 542	$1,201
Target Fund Class P	$160	$496	$ 855	$1,867
Acquiring Fund Class P	$146	$452	$ 782	$1,713
Pro Forma Combined Class P	$146	$452	$ 782	$1,713
Target Fund Class R2	$175	$542	$ 933	$2,030
Acquiring Fund Class R2	$161	$499	$ 860	$1,878
Pro Forma Combined Class R2	$161	$499	$ 860	$1,878
Target Fund Class R3	$165	$511	$ 881	$1,922
Acquiring Fund Class R3	$151	$468	$ 808	$1,768
Pro Forma Combined Class R3	$151	$468	$ 808	$1,768
Target Fund Class R4	$139	$434	$ 750	$1,646
Acquiring Fund Class R4	$125	$390	$ 676	$1,489
Pro Forma Combined Class R4	$125	$390	$ 676	$1,489
Target Fund Class R5	$114	$356	$ 617	$1,363
Acquiring Fund Class R5	$100	$312	$ 542	$1,201
Pro Forma Combined Class R5	$100	$312	$ 542	$1,201
Target Fund Class R6	$103	$322	$ 558	$1,236
Acquiring Fund Class R6	$ 91	$284	$ 493	$1,096
Pro Forma Combined Class R6	$ 91	$284	$ 493	$1,096

If Shares Are Not Redeemed	1 year	3 years	5 years	10 years
Target Fund Class T.................	$386	$673	$ 981	$1,855
Acquiring Fund Class T.................	$372	$631	$ 909	$1,701
Pro Forma Combined Class T..............	$372	$631	$ 909	$1,701
Target Fund Class A.................	$361	$649	$ 958	$1,834
Acquiring Fund Class A.................	$347	$607	$ 885	$1,680
Pro Forma Combined Class A..............	$347	$607	$ 885	$1,680
Target Fund Class C.................	$215	$664	$1,139	$2,452
Acquiring Fund Class C.................	$201	$621	$1,068	$2,306
Pro Forma Combined Class C..............	$201	$621	$1,068	$2,306
Target Fund Class F.................	$124	$387	$ 670	$1,477
Acquiring Fund Class F.................	$110	$343	$ 595	$1,317
Pro Forma Combined Class F..............	$110	$343	$ 595	$1,317
Target Fund Class F3.................	$103	$322	$ 558	$1,236
Acquiring Fund Class F3.................	$ 91	$284	$ 493	$1,096
Pro Forma Combined Class F3..............	$ 91	$284	$ 493	$1,096
Target Fund Class I.................	$114	$356	$ 617	$1,363
Acquiring Fund Class I.................	$100	$312	$ 542	$1,201
Pro Forma Combined Class I..............	$100	$312	$ 542	$1,201
Target Fund Class P.................	$160	$496	$ 855	$1,867
Acquiring Fund Class P.................	$146	$452	$ 782	$1,713
Pro Forma Combined Class P..............	$146	$452	$ 782	$1,713
Target Fund Class R2.................	$175	$542	$ 933	$2,030
Acquiring Fund Class R2.................	$161	$499	$ 860	$1,878
Pro Forma Combined Class R2..............	$161	$499	$ 860	$1,878
Target Fund Class R3.................	$165	$511	$ 881	$1,922
Acquiring Fund Class R3.................	$151	$468	$ 808	$1,768
Pro Forma Combined Class R3..............	$151	$468	$ 808	$1,768
Target Fund Class R4.................	$139	$434	$ 750	$1,646
Acquiring Fund Class R4.................	$125	$390	$ 676	$1,489
Pro Forma Combined Class R4..............	$125	$390	$ 676	$1,489
Target Fund Class R5.................	$114	$356	$ 617	$1,363
Acquiring Fund Class R5.................	$100	$312	$ 542	$1,201
Pro Forma Combined Class R5..............	$100	$312	$ 542	$1,201
Target Fund Class R6.................	$103	$322	$ 558	$1,236
Acquiring Fund Class R6.................	$ 91	$284	$ 493	$1,096
Pro Forma Combined Class R6..............	$ 91	$284	$ 493	$1,096
Target Fund Class T.................	$386	$673	$ 981	$1,855
Acquiring Fund Class T.................	$372	$631	$ 909	$1,701
Pro Forma Combined Class T..............	$372	$631	$ 909	$1,701

Portfolio Turnover. Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes

16

- Target Fund's performance for periods before May 1, 2017 was achieved under its prior investment strategy of indirectly investing, through the underlying funds, in equity securities without a fixed income component, and thus does not represent Target Fund's current investment strategy. Under Target Fund's prior strategy, Target Fund invested primarily in equity securities of U.S. and select foreign (including emerging market) companies of all sizes managed in both growth and value styles.

- Performance for share classes other than Class A will differ from that of Class A due to the different Rule 12b-1 fee each share class bears and, in the case of Classes F3 and R6, different other (*i.e.*, non-management) expenses. For more information about the performance of each class of shares of each Fund, with and without sales charges, please see "Performance" below. A Fund's past performance is not an indication of future results.

Tax Consequences of Target Fund's Portfolio Transition and the Reorganization

- It is expected that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes.

- Despite the expected tax-free nature of the Reorganization itself, the sale of portfolio holdings as part of portfolio repositioning to facilitate the operation of the Combined Fund may cause shareholders of Target Fund to receive higher capital gain or ordinary dividend distributions than they would have received absent the Reorganization and such portfolio turnover. Any capital gains recognized in these transactions on a net basis, as reduced by any available losses, will be distributed to Target Fund's shareholders as capital-gain dividends (to the extent of net realized long-term capital gains in excess of net realized short-term capital losses) or ordinary dividends (to the extent of net realized short-term capital gains in excess of net realized long-term capital losses) during or with respect to the year of sale, and such distributions will generally be taxable to shareholders. Because the Reorganization will end the tax year of Target Fund, it will accelerate distributions to shareholders from Target Fund for its short tax year ending on the date of the Reorganization. Those tax year-end distributions will include any capital gains resulting from portfolio turnover before consummation of the Reorganization that were not previously distributed, after reduction by any available losses. The amount of capital gain or ordinary dividend distributions will be affected by the extent to which Target Fund repositions its portfolio and the extent to which the Fund realizes gains from the sale of portfolio securities. The tax implications of such distributions to an individual shareholder will depend on whether the shareholder holds Target Fund shares in a taxable account and other factors specific to each shareholder. As of November 30, 2017, Target Fund had approximately $14.1 million in unrealized capital gains.

20

- The estimated direct costs of the Reorganization and the extent each Fund would bear such costs, and the extent to which each Fund might incur other indirect costs associated with the Reorganization; and

- The potential benefits of the Reorganization for the shareholders of each Fund.

In considering such factors, the Board received information from Lord Abbett about the business rationale for the proposed Reorganization, the compatibility of the Funds' investment strategies and policies, the comparative expense ratios of the Funds, the relative investment performance of the Funds, the relative sizes of the Funds, the costs and anticipated tax consequences of the Reorganization and of portfolio repositioning before and after the Reorganization, and the potential benefits to shareholders of each Fund. The Board considered that the actual results of the Reorganization may differ from the expected results of the Reorganization. During their deliberations, the Independent Trustees were advised by independent legal counsel, who advised them of applicable law and their duties in considering the Reorganization. The Board's considerations and conclusions are summarized below.

The Board considered that the Reorganization will allow shareholders of Target Fund to continue to invest in a professionally managed fund with similar investment strategies. The Board also considered that each Fund is a "fund-of-funds" that invests principally in affiliated mutual funds managed by Lord Abbett. The Board considered the differences in the principal investment strategies of the Funds, including the differences in the Funds' target allocations. The Board also took into account Lord Abbett's expectation that Target Fund shareholders will benefit from becoming shareholders in a more diversified Fund that will continue to seek capital appreciation and that offers increased income generation opportunities. The Board further noted that the Funds have the same principal investment risks and fundamental and non-fundamental investment restrictions.

The Board considered each Fund's expense structure and expense ratio as of the Funds' fiscal year ended November 30, 2017. The Board considered that each Fund is currently subject to the same contractual and effective management fee rates and 12b-1 fee rates. The Board took into account that Acquiring Fund has lower total net annual operating expenses than Target Fund because its non-management expenses and acquired fund fees and expenses are lower than those of Target Fund and noted that shareholders of Target Fund therefore are expected to pay lower total net annual expenses following the Reorganization. They also noted that, because of its larger size, the Combined Fund would have a greater opportunity to take advantage of potential economies of scale.

The Board considered each Fund's investment performance as of various periods ended December 31, 2017. The Board considered that each Fund underperformed its primary and secondary benchmarks for the one-, three-, five-, and ten-year periods. The Board noted that Target Fund implemented a strategy change effective

23

for informational purposes only and should not be relied upon to determine the amount of Acquiring Fund shares that actually will be received and distributed in the Reorganization. The actual exchange ratio will be determined based on the Funds' relative NAVs and the number of shares of Target Fund outstanding on or about the date on which the Reorganization is completed (the "Closing Date").

	Lord Abbett Multi-Asset Focused Growth Fund (Target Fund)	Lord Abbett Multi-Asset Growth Fund (Acquiring Fund)	Pro Forma Adjustments	Lord Abbett Multi-Asset Growth Fund (Pro Forma Combined Fund)
Class A Net Assets	$153,689,229	$ 744,028,917	$ (41,778)[1]	$ 897,676,368
Class A Net Asset Value	$ 19.35	$ 18.42		$ 18.42
Class A Shares Outstanding ..	7,940,860	40,394,551	403,180[2]	48,738,591
Class B Net Assets[3]	$ 589,810	$ 2,270,758	$ (160)[1]	$ 2,860,408
Class B Net Asset Value	$ 18.92	$ 18.32		$ 18.32
Class B Shares Outstanding ...	31,174	123,951	1,021[2]	156,146
Class C Net Assets	$ 48,739,827	$ 182,141,852	$ (13,249)[1]	$ 230,868,430
Class C Net Asset Value	$ 18.68	$ 18.23		$ 18.23
Class C Shares Outstanding ..	2,609,135	9,989,069	63,867[2]	12,662,071
Class F Net Assets..........	$ 3,342,131	$ 39,864,875	$ (909)[1]	$ 43,206,097
Class F Net Asset Value	$ 19.37	$ 18.41		$ 18.41
Class F Shares Outstanding...	172,538	2,165,387	9,000[2]	2,346,925
Class F3 Net Assets	$ 11,041	$ 23,559	$ (3)[1]	$ 34,597
Class F3 Net Asset Value	$ 19.54	$ 18.53		$ 18.53
Class F3 Shares Outstanding .	565	1,271	31[2]	1,867
Class I Net Assets	$ 16,562,479	$ 20,767,717	$ (4,502)[1]	$ 37,325,694
Class I Net Asset Value......	$ 19.55	$ 18.52		$ 18.52
Class I Shares Outstanding ...	847,050	1,121,514	47,370[2]	2,015,934
Class R2 Net Assets	$ 6,130	$ 33,015	$ (2)[1]	$ 39,143
Class R2 Net Asset Value....	$ 19.84	$ 18.81		$ 18.81
Class R2 Shares Outstanding .	309	1,755	17[2]	2,081
Class R3 Net Assets	$ 11,678,971	$ 25,946,140	$ (3,175)[1]	$ 37,621,936
Class R3 Net Asset Value....	$ 19.10	$ 18.36		$ 18.36
Class R3 Shares Outstanding .	611,614	1,413,336	24,562[2]	2,049,512
Class R4 Net Assets	$ 782,071	$ 2,009,159	$ (213)[1]	$ 2,791,017
Class R4 Net Asset Value....	$ 19.32	$ 18.40		$ 18.40
Class R4 Shares Outstanding .	40,490	109,195	2,014[2]	151,699
Class R5 Net Assets	$ 11,905	$ 11,726	$ (3)[1]	$ 23,628
Class R5 Net Asset Value....	$ 19.55	$ 18.53		$ 18.53
Class R5 Shares Outstanding .	609	633	34[2]	1,275
Class R6 Net Assets	$ 3,699,219	$ 4,800,999	$ (1,006)[1]	$ 8,499,212
Class R6 Net Asset Value....	$ 19.56	$ 18.54		$ 18.54
Class R6 Shares Outstanding .	189,116	258,987	10,436[2]	458,539
Total Net Assets.............	$239,112,813	$1,021,898,717	$ (65,000)	$1,260,946,531
Total Shares Outstanding	12,443,460	55,579,649	561,532	68,584,641

[1] Adjustment reflects costs of the proxy solicitation.

[2] Adjustment reflects additional shares issued in connection with the proposed Reorganization.

[3] Class B shares will not participate in the Reorganization because Target Fund's last outstanding Class B shares converted to Class A shares as of April 25, 2018.

Financial Highlights
MULTI-ASSET GROWTH FUND

	Per Share Operating Performance:						
		Investment operations:			Distributions to shareholders from:		
	Net asset value, beginning of period	Net investment income[a]	Net realized and unrealized gain (loss)	Total from investment operations	Net investment income	Net realized gain	Total distributions
Class A							
11/30/2017	$16.75	$0.41	$ 1.71	$ 2.12	$(0.45)	$ –	$(0.45)
11/30/2016	16.84	0.47	0.71	1.18	(0.52)	(0.75)	(1.27)
11/30/2015	19.46	0.47	(1.06)	(0.59)	(0.81)	(1.22)	(2.03)
11/30/2014	19.02	0.53	1.27	1.80	(0.81)	(0.55)	(1.36)
11/30/2013	16.18	0.50	2.89	3.39	(0.55)	–	(0.55)
Class B							
11/30/2017	16.63	0.27	1.71	1.98	(0.29)	–	(0.29)
11/30/2016	16.72	0.33	0.73	1.06	(0.40)	(0.75)	(1.15)
11/30/2015	19.33	0.33	(1.05)	(0.72)	(0.67)	(1.22)	(1.89)
11/30/2014	18.90	0.38	1.26	1.64	(0.66)	(0.55)	(1.21)
11/30/2013	16.07	0.36	2.89	3.25	(0.42)	–	(0.42)
Class C							
11/30/2017	16.59	0.28	1.68	1.96	(0.32)	–	(0.32)
11/30/2016	16.69	0.34	0.72	1.06	(0.41)	(0.75)	(1.16)
11/30/2015	19.30	0.34	(1.04)	(0.70)	(0.69)	(1.22)	(1.91)
11/30/2014	18.89	0.39	1.24	1.63	(0.67)	(0.55)	(1.22)
11/30/2013	16.06	0.37	2.89	3.26	(0.43)	–	(0.43)
Class F							
11/30/2017	16.75	0.42	1.72	2.14	(0.48)	–	(0.48)
11/30/2016	16.83	0.48	0.74	1.22	(0.55)	(0.75)	(1.30)
11/30/2015	19.45	0.49	(1.05)	(0.56)	(0.84)	(1.22)	(2.06)
11/30/2014	19.02	0.56	1.26	1.82	(0.84)	(0.55)	(1.39)
11/30/2013	16.17	0.54	2.89	3.43	(0.58)	–	(0.58)
Class F3							
4/4/2017 to 11/30/2017[d]	17.35	0.31	1.03	1.34	(0.16)	–	(0.16)
Class I							
11/30/2017	16.84	0.50	1.68	2.18	(0.50)	–	(0.50)
11/30/2016	16.92	0.51	0.72	1.23	(0.56)	(0.75)	(1.31)
11/30/2015	19.54	0.52	(1.06)	(0.54)	(0.86)	(1.22)	(2.08)
11/30/2014	19.10	0.58	1.26	1.84	(0.85)	(0.55)	(1.40)
11/30/2013	16.24	0.54	2.92	3.46	(0.60)	–	(0.60)
Class R2							
11/30/2017	17.07	0.31	1.78	2.09	(0.35)	–	(0.35)
11/30/2016	17.11	0.45	0.70	1.15	(0.44)	(0.75)	(1.19)
11/30/2015	19.74	0.42	(1.08)	(0.66)	(0.75)	(1.22)	(1.97)
11/30/2014	19.27	0.46	1.30	1.76	(0.74)	(0.55)	(1.29)
11/30/2013	16.39	0.43	2.95	3.38	(0.50)	–	(0.50)
Class R3							
11/30/2017	16.70	0.37	1.70	2.07	(0.41)	–	(0.41)
11/30/2016	16.79	0.43	0.72	1.15	(0.49)	(0.75)	(1.24)
11/30/2015	19.41	0.43	(1.06)	(0.63)	(0.77)	(1.22)	(1.99)
11/30/2014	18.98	0.48	1.26	1.74	(0.76)	(0.55)	(1.31)
11/30/2013	16.14	0.45	2.90	3.35	(0.51)	–	(0.51)

>

			Ratios to Average Net Assets:[a]			Supplemental Data:	
	Net asset value, end of period	Total return[c] (%)	Total expenses after waivers and/or reimbursements (%)	Total expenses (%)	Net investment income (%)	Net assets, end of period (000)	Portfolio turnover rate (%)
Class A							
11/30/2017	$18.42	12.89	0.52	0.53	2.34	$744,029	39
11/30/2016	16.75	7.80	0.37	0.54	2.96	780,671	21
11/30/2015	16.84	(3.31)	0.35	0.51	2.67	855,234	18
11/30/2014	19.46	9.98	0.34	0.52	2.79	834,090	38
11/30/2013	19.02	21.42	0.31	0.53	2.80	748,409	37
Class B							
11/30/2017	18.32	12.04	1.27	1.29	1.58	2,271	39
11/30/2016	16.63	6.98	1.12	1.29	2.15	8,230	21
11/30/2015	16.72	(4.06)	1.10	1.26	1.86	14,591	18
11/30/2014	19.33	9.13	1.09	1.27	2.01	21,736	38
11/30/2013	18.90	20.57	1.06	1.28	2.05	27,110	37
Class C							
11/30/2017	18.23	11.98	1.26	1.28	1.59	182,142	39
11/30/2016	16.59	7.00	1.12	1.29	2.21	205,600	21
11/30/2015	16.69	(3.99)	1.09	1.26	1.94	241,107	18
11/30/2014	19.30	9.11	1.08	1.25	2.07	211,947	38
11/30/2013	18.89	20.66	1.05	1.26	2.09	161,591	37
Class F							
11/30/2017	18.41	13.00	0.37	0.38	2.39	39,865	39
11/30/2016	16.75	8.02	0.22	0.39	3.08	38,176	21
11/30/2015	16.83	(3.17)	0.20	0.37	2.79	64,171	18
11/30/2014	19.45	10.11	0.19	0.37	2.95	54,699	38
11/30/2013	19.02	21.68	0.16	0.38	3.03	16,769	37
Class F3							
4/4/2017 to 11/30/2017[d]	18.53	7.77[f]	0.24[g]	0.24[g]	2.59[g]	24	39
Class I							
11/30/2017	18.52	13.16	0.27	0.28	2.85	20,768	39
11/30/2016	16.84	8.09	0.12	0.29	3.23	11,219	21
11/30/2015	16.92	(3.06)	0.10	0.26	2.91	13,750	18
11/30/2014	19.54	10.21	0.09	0.27	3.08	13,991	38
11/30/2013	19.10	21.76	0.06	0.28	3.04	10,957	37
Class R2							
11/30/2017	18.81	12.43	0.87	0.88	1.74	33	39
11/30/2016	17.07	7.44	0.72	0.89	2.81	155	21
11/30/2015	17.11	(3.67)	0.70	0.86	2.33	247	18
11/30/2014	19.74	9.63	0.69	0.87	2.43	288	38
11/30/2013	19.27	20.99	0.66	0.88	2.39	149	37
Class R3							
11/30/2017	18.36	12.60	0.74	0.76	2.13	25,946	39
11/30/2016	16.70	7.58	0.61	0.78	2.75	28,791	21
11/30/2015	16.79	(3.55)	0.59	0.75	2.44	27,022	18
11/30/2014	19.41	9.70	0.58	0.76	2.56	23,344	38
11/30/2013	18.98	21.20	0.55	0.76	2.56	18,989	37

Financial Highlights (concluded)

MULTI-ASSET GROWTH FUND

	Per Share Operating Performance:						
		Investment operations:			Distributions to shareholders from:		
	Net asset value, beginning of period	Net investment income[illegible]	Net realized and unrealized gain (loss)	Total from investment operations	Net investment income	Net realized gain	Total distributions
Class R4							
11/30/2017	$16.75	$0.42	$ 1.69	$ 2.11	$(0.46)	$ –	$(0.46)
11/30/2016	16.84	0.48	0.71	1.19	(0.53)	(0.75)	(1.28)
6/30/2015 to 11/30/2015[e]	17.67	0.20	(0.95)	(0.75)	(0.08)	–	(0.08)
Class R5							
11/30/2017	16.85	0.46	1.71	2.17	(0.49)	–	(0.49)
11/30/2016	16.93	0.52	0.71	1.23	(0.56)	(0.75)	(1.31)
6/30/2015 to 11/30/2015[e]	17.75	0.21	(0.94)	(0.73)	(0.09)	–	(0.09)
Class R6							
11/30/2017	16.84	0.46	1.74	2.20	(0.50)	–	(0.50)
11/30/2016	16.93	0.58	0.65	1.23	(0.57)	(0.75)	(1.32)
6/30/2015 to 11/30/2015[e]	17.75	0.21	(0.94)	(0.73)	(0.09)	–	(0.09)

| | Net asset value, end of period | Total return[c] (%) | Ratios to Average Net Assets:[a] | | | Supplemental Data: | |
			Total expenses after waivers and/or reimbursements (%)	Total expenses (%)	Net investment income (%)	Net assets, end of period (000)	Portfolio turnover rate (%)
Class R4							
11/30/2017	$18.40	12.85	0.51	0.52	2.38	$2,009	39
11/30/2016	16.75	7.86	0.37	0.54	3.06	118	21
6/30/2015 to 11/30/2015[e]	16.84	(4.25)[f]	0.33[g]	0.52[g]	2.83[g]	10	18
Class R5							
11/30/2017	18.53	13.15	0.25	0.27	2.60	12	39
11/30/2016	16.85	8.09	0.11	0.28	3.26	10	21
6/30/2015 to 11/30/2015[e]	16.93	(4.11)[f]	0.08[g]	0.27[g]	2.99[g]	10	18
Class R6							
11/30/2017	18.54	13.31	0.19	0.19	2.57	4,801	39
11/30/2016	16.84	8.06	0.13	0.18	3.55	175	21
6/30/2015 to 11/30/2015[e]	16.93	(4.11)[f]	0.07[g]	0.14[g]	3.00[g]	10	18

[a] Does not include expenses of the Underlying Funds in which the Fund invests.
[b] Calculated using average shares outstanding during the period.
[c] Total return for classes A, B and C does not consider the effects of sales loads and assumes the reinvestment of all distributions. Total return for all other classes assumes the reinvestment of all distributions.
[d] Commenced on April 4, 2017.
[e] Commenced on June 30, 2015.
[f] Not annualized.
[g] Annualized.

64

STATEMENT OF ADDITIONAL INFORMATION DATED MAY 11, 2018

Lord Abbett Multi-Asset Focused Growth Fund
(a series of Lord Abbett Investment Trust)

90 Hudson Street
Jersey City, New Jersey 07302-3973
888-522-2388

Lord Abbett Multi-Asset Growth Fund
(a series of Lord Abbett Investment Trust)

90 Hudson Street
Jersey City, New Jersey 07302-3973
888-522-2388

<R>
This Statement of Additional Information ("SAI") relates specifically to the proposed transfer of the assets of Lord Abbett Multi-Asset Focused Growth Fund ("Target Fund"), a series of Lord Abbett Investment Trust ("Investment Trust") to Lord Abbett Multi-Asset Growth Fund ("Acquiring Fund"), another series of Investment Trust, in exchange for shares of Acquiring Fund and the assumption by Acquiring Fund of the liabilities of Target Fund. Unaudited pro forma combined financial statements of Target Fund and Acquiring Fund as of November 30, 2017, and for the twelve-month period then ended, are included in the SAI. This SAI consists of this cover page and the following documents, each of which accompanies this SAI and is incorporated herein by reference:
</R>

1. The Statement of Additional Information of each of Target Fund and Acquiring Fund, dated April 1, 2018, as supplemented;

2. The Financial Statements from each of Target Fund's and Acquiring Fund's Annual Report for the fiscal year ended November 30, 2017, audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are so incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing; and

3. Target Fund's and Acquiring Fund's Annual Report for the fiscal year ended November 30, 2017.

This SAI is not a prospectus. A Combined Prospectus/Proxy Statement dated May 11, 2018 relating to these matters may be obtained without charge via Lord Abbett's website at www.lordabbett.com or by calling or writing to the Funds at the telephone number or address set forth above. This SAI should be read in conjunction with such Combined Prospectus/Proxy Statement.

1

Lord Abbett–485BPOS
Command Financial (90713)

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Sequence: 3
Rev: 36

The following pages include the pro forma combined financial statements and related notes showing the effect of the proposed acquisition of Lord Abbett Multi-Asset Focused Growth Fund ("Target Fund") by Lord Abbett Multi-Asset Growth Fund ("Acquiring Fund"), both a series of Lord Abbett Investment Trust ("Investment Trust").

Pro Forma Combined Schedule of Investments (unaudited)
November 30, 2017

<R>

INVESTMENTS IN UNDERLYING FUNDS[a] 99.85%	(Target Fund) Multi-Asset Focused Growth Fund		(Acquiring Fund) Multi-Asset Growth Fund	
	Shares	Fair Value (000)	Shares	Fair Value (000)
Lord Abbett Affiliated Fund, Inc.-Class I[b]	-	-	3,275,815	$ 51,463
Lord Abbett Equity Trust-Calibrated Large Cap Value Fund-Class I[c]	-	-	4,998,548	102,670
Lord Abbett Equity Trust-Calibrated Mid Cap Value Fund-Class I[c]	2,234,088	$ 48,502	8,349,351	181,264
Lord Abbett Investment Trust-Convertible Fund-Class I[d]	705,156	9,442	5,296,112	70,915
Lord Abbett Securities Trust-Fundamental Equity Fund-Class I[e]	2,440,693	31,363	-	-
Lord Abbett Securities Trust-Growth Leaders Fund-Class I[f]	2,140,034	60,542	3,600,678	101,863
Lord Abbett Investment Trust-High Yield Fund-Class I[g]	620,056	4,799	23,620,890	182,826
Lord Abbett Securities Trust-International Dividend Income Fund-Class I[h]	-	-	15,715,862	121,955
Lord Abbett Securities Trust-International Equity Fund-Class I[i]	3,592,812	52,096	3,525,667	51,122
Lord Abbett Mid Cap Stock Fund Inc.-Class I[j]	785,025	23,943	4,182,946	127,580
Lord Abbett Investment Trust-Short Duration Income Fund-Class I[k]	2,138,942	9,090	6,527,733	27,743
Total Investments In Underlying Funds 99.85% (cost $225,259,564, $960,691,718 and $1,185,951,282, respectively)		239,777		1,019,401
Others Assets in Excess of Liabilities/Liabilities In Excess of Other Assets [l] 0.15%		(664)		2,498
NET ASSETS 100.00%		$ 239,113		$ 1,021,899

</R>

<R>

INVESTMENTS IN UNDERLYING FUNDS[a] 99.85%	Total Pro Forma Adjustments		Multi-Asset Growth Fund PRO FORMA COMBINED	
	Shares	Fair Value (000)	Shares	Fair Value (000)
Lord Abbett Affiliated Fund, Inc.-Class I[b]	763,135	$ 11,989	4,038,950	$ 63,452
Lord Abbett Equity Trust-Calibrated Large Cap Value Fund-Class I[c]	1,167,366	23,978	6,165,914	126,648
Lord Abbett Equity Trust-Calibrated Mid Cap Value Fund-Class I[c]	(301,291)	(6,541)	10,282,148	223,225
Lord Abbett Investment Trust-Convertible Fund-Class I[d]	548,349	7,342	6,549,617	87,699
Lord Abbett Securities Trust-Fundamental Equity Fund-Class I[e]	(2,440,693)	(31,363)	-	-
Lord Abbett Securities Trust-Growth Leaders Fund-Class I[f]	(1,292,481)	(36,564)	4,448,231	125,841
Lord Abbett Investment Trust-High Yield Fund-Class I[g]	4,956,183	38,361	29,197,129	225,986
Lord Abbett Securities Trust-International Dividend Income Fund-Class I[h]	3,707,892	28,773	19,423,754	150,728
Lord Abbett Securities Trust-International Equity Fund-Class I[i]	(2,766,010)	(40,107)	4,352,469	63,111
Lord Abbett Mid Cap Stock Fund Inc.-Class I[j]	197,676	6,029	5,165,647	157,552
Lord Abbett Investment Trust-Short Duration Income Fund-Class I[k]	(446,280)	(1,897)	8,220,395	34,936
Total Investments In Underlying Funds 99.85% (cost $225,259,564, $960,691,718 and $1,185,951,282, respectively)		-		1,259,178
Others Assets in Excess of Liabilities/Liabilities in Excess of Other Assets [l] 0.15%				1,834
NET ASSETS 100.00%				$ 1,261,012

</R>

<R>

(a) Affiliated issuers.
(b) Fund investment objective is long-term growth of capital and income without excessive fluctuations in market value.
(c) Fund investment objective is total return.
(d) Fund investment objective is to seek current income and the opportunity for capital appreciation to produce a high total return.
(e) Fund investment objective is long-term growth of capital and income without excessive fluctuations in market value.
(f) Fund investment objective is to seek capital appreciation.
(g) Fund investment objective is to seek a high current income and the opportunity for capital appreciation to produce a high total return.
(h) Fund investment objective is to seek a high level of total return.
(i) Fund investment objective is to seek long-term capital appreciation.
(j) Fund investment objective is to seek capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
(k) Fund investment objective is to seek a high level of income consistent with preservation of capital.
(l) Other Assets in Excess of Liabilities/Liabilities in Excess of Other Assets include net unrealized appreciation/depreciation on total return swaps, forward foreign currency exchange contracts, and futures contracts as follows:

</R>

Open Futures Contracts at November 30, 2017:

(Target Fund) Multi-Asset Focused Growth Fund

Type	Expiration	Contracts	Position	Notional Amount	Notional Value	Unrealized Appreciation
E-Mini Russell 2000 Index	December 2017	62	Long	$4,787,202	$4,790,740	$ 3,538

(Acquiring Fund) Multi-Asset Growth Fund

				Notional	Notional	Unrealized

Type	Expiration	Contracts	Position	Amount	Value	Appreciation
E-Mini Russell 2000 Index	December 2017	265	Long	20,461,442	20,476,550	15,108
Nikkei 225	December 2017	315	Long	34,053,242	36,036,000	1,982,758

Multi-Asset Growth Fund Pro Forma Combined

Type	Expiration	Contracts	Position	Notional Amount	Notional Value	Unrealized Appreciation
E-Mini Russell 2000 Index	December 2017	62	Long	$ 4,787,202	$ 4,790,740	$ 3,538
E-Mini Russell 2000 Index	December 2017	265	Long	20,461,442	20,476,550	15,108
Nikkei 225	December 2017	315	Long	34,053,242	36,036,000	1,982,758
				$59,301,886	$61,303,290	$ 2,001,404

(Target Fund) Multi-Asset Focused Growth Fund

Type	Expiration	Contracts	Position	Notional Amount	Notional Value	Unrealized Depreciation
E-Mini MSCI EAFE Index	December 2017	81	Long	$4,698,308	$4,536,000	($162,308)

(Acquiring Fund) Multi-Asset Growth Fund

Type	Expiration	Contracts	Position	Notional Amount	Notional Value	Unrealized Depreciation
E-Mini MSCI EAFE INDEX	December 2017	348	Long	20,185,321	19,488,000	(697,321)

Multi-Asset Growth Fund Pro Forma Combined

Type	Expiration	Contracts	Position	Notional Amount	Notional Value	Unrealized Depreciation
E-Mini MSCI EAFE Index	December 2017	81	Long	$ 4,698,308	$ 4,536,000	($162,308)
E-Mini MSCI EAFE INDEX	December 2017	348	Long	20,185,321	19,488,000	(697,321)
				$24,883,629	$24,024,000	$ (859,629)

Open Total Return Swap Contracts at November 30, 2017:

(Target Fund) Multi-Asset Focused Growth Fund

Swap Counterparty	Referenced Index	Referenced Spread	Units	Position	Termination Date	Notional Amount	Notional Value	Unrealized Depreciation
Goldman Sachs	Euro Stoxx Bank Index	3 Mo. EURIBOR + + 0.27%	29,179	Long	4/10/2018	EUR 3,990,074	EUR 3,866,803	$ (144,823)

(Acquiring Fund) Multi-Asset Growth Fund

Swap Counterparty	Referenced Index	Referenced Spread	Units	Position	Termination Date	Notional Amount	Notional Value	Unrealized Depreciation
Goldman Sachs	Euro Stoxx Bank Index	3 Mo. EURIBOR + + 0.27%	127,169	Long	4/10/2018	EUR 17,389,687	EUR 16,852,445	$ (631,172)

Multi-Asset Growth Fund Pro Forma Combined

Swap Counterparty	Referenced Index	Referenced Spread	Units	Position	Termination Date	Notional Amount	Notional Value	Unrealized Depreciation
Goldman Sachs	Euro Stoxx Bank Index	3 Mo. EURIBOR + + 0.27%	29,179	Long	4/10/2018	EUR 3,990,074	EUR 3,866,803	$ (144,823)
Goldman Sachs	Euro Stoxx Bank Index	3 Mo. EURIBOR + + 0.27%	127,169	Long	4/10/2018	EUR 17,389,687	EUR 16,852,445	(631,172)
								$ (775,995)

Open Forward Foreign Currency Exchange Contracts at November 30, 2017:

(Target Fund) Multi-Asset Focused Growth Fund

Forward Foreign Currency Exchange Contracts	Transaction Type	Counterparty	Expiration Date	Foreign Currency	U.S. $ Cost on Origination Date	U.S. $ Current Value	Unrealized Appreciation
Japanese yen	Sell	State Street Bank and Trust	2/28/2018	771,200,000 $	6,955,662	$6,884,616	$ 71,046
Swedish krona	Sell	State Street Bank and Trust	2/28/2018	19,075,000	2,303,040	2,292,743	10,297
Unrealized Appreciation on Forward Foreign Currency Exchange Contracts							$ 81,343

(Acquiring Fund) Multi-Asset Growth Fund

Forward Foreign Currency Exchange Contracts	Transaction Type	Counterparty	Expiration Date	Foreign Currency	U.S. $ Cost on Origination Date	U.S. $ Current Value	Unrealized Appreciation
Japanese yen	Sell	State Street Bank and Trust	2/28/2018	3,306,600,000	29,823,123	29,518,505	304,618
Swedish krona	Sell	State Street Bank and Trust	2/28/2018	81,500,000	9,839,989	9,795,991	43,998
Unrealized Appreciation on Forward Foreign Currency Exchange Contracts							$ 348,616

Multi-Asset Growth Fund Pro Forma Combined

<R>

Counterparty

Forward Foreign Currency Exchange Contracts	Transaction Type		Expiration Date	Foreign Currency	U.S. $ Cost on Origination Date	U.S. $ Current Value	Unrealized Appreciation
Japanese yen	Sell	State Street Bank and Trust	2/28/2018	771,200,000 $	6,955,662 $	6,884,616 $	71,046
Japanese yen	Sell	State Street Bank and Trust	2/28/2018	3,306,600,000	29,823,123	29,518,505	304,618
Swedish krona	Sell	State Street Bank and Trust	2/28/2018	19,075,000	2,303,040	2,292,743	10,297
Swedish krona	Sell	State Street Bank and Trust	2/28/2018	81,500,000	9,839,989	9,795,991	43,998
Unrealized Appreciation on Forward Foreign Currency Exchange Contracts						$	429,959

</R>

See Notes to Pro Forma Combined Financial Statements.

3

Lord Abbett—485BPOS
Command Financial (90713)

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Sequence: 4
Rev: 36

Pro Forma Combined Schedule of Investments (unaudited) (concluded)

November 30, 2017

(Target Fund) Multi-Asset Focused Growth Fund

Forward Foreign Currency Exchange Contracts	Transaction Type	Counterparty	Expiration Date	Foreign Currency	U.S. $ Cost on Origination Date	U.S. $ Current Value	Unrealized Depreciation
British pound	Sell	Credit Suisse International	2/5/2018	1,790,000 $	2,381,024	$2,426,489 $	(45,465)
British pound	Sell	State Street Bank and Trust	2/28/2018	3,560,000	4,738,003	4,829,141	(91,138)
euro	Sell	Standard Chartered Bank	2/5/2018	4,230,000	4,950,295	5,055,651	(105,356)
euro	Sell	State Street Bank and Trust	2/28/2018	7,710,000	9,208,055	9,227,320	(19,265)
Japanese yen	Sell	State Street Bank and Trust	2/5/2018	413,830,000	3,650,482	3,690,061	(39,579)
Swedish krona	Sell	Goldman Sachs	2/5/2018	10,450,000	1,253,666	1,254,317	(651)
Unrealized Depreciation on Forward Foreign Currency Exchange Contracts							$ (301,454)

(Acquiring Fund) Multi-Asset Growth Fund

Forward Foreign Currency Exchange Contracts	Transaction Type	Counterparty	Expiration Date	Foreign Currency	U.S. $ Cost on Origination Date	U.S. $ Current Value	Unrealized Depreciation
British pound	Sell	Credit Suisse International	2/5/2018	5,355,000	7,123,119	7,259,133	(136,014)
British pound	Sell	State Street Bank and Trust	2/28/2018	15,160,000	20,176,441	20,564,544	(388,103)
euro	Sell	Standard Chartered Bank	2/5/2018	12,740,000	14,909,399	15,226,714	(317,315)
euro	Sell	State Street Bank and Trust	2/28/2018	33,000,000	39,411,907	39,494,367	(82,460)
Japanese yen	Sell	State Street Bank and Trust	2/5/2018	1,227,415,000	10,827,289	10,944,678	(117,389)
Swedish krona	Sell	Goldman Sachs	2/5/2018	31,440,000	3,771,793	3,773,753	(1,960)
Unrealized Depreciation on Forward Foreign Currency Exchange Contracts							$ (1,043,241)

Multi-Asset Growth Fund Pro Forma Combined

<R>

Forward Foreign Currency Exchange Contracts	Transaction Type	Counterparty	Expiration Date	Foreign Currency	U.S. $ Cost on Origination Date	U.S. $ Current Value	Unrealized Depreciation
British pound	Sell	Credit Suisse International	2/5/2018	1,790,000 $	2,381,024	$ 2,426,489 $	(45,465)
British pound	Sell	Credit Suisse International	2/5/2018	5,355,000	7,123,119	7,259,133	(136,014)
British pound	Sell	State Street Bank and Trust	2/28/2018	3,560,000	4,738,003	4,829,141	(91,138)
British pound	Sell	State Street Bank and Trust	2/28/2018	15,160,000	20,176,441	20,564,544	(388,103)
euro	Sell	Standard Chartered Bank	2/5/2018	4,230,000	4,950,295	5,055,651	(105,356)
euro	Sell	Standard Chartered Bank	2/5/2018	12,740,000	14,909,399	15,226,714	(317,315)
euro	Sell	State Street Bank and Trust	2/28/2018	7,710,000	9,208,055	9,227,320	(19,265)
euro	Sell	State Street Bank and Trust	2/28/2018	33,000,000	39,411,907	39,494,367	(82,460)
Japanese yen	Sell	State Street Bank and Trust	2/5/2018	413,830,000	3,650,482	3,690,061	(39,579)
Japanese yen	Sell	State Street Bank and Trust	2/5/2018	1,227,415,000	10,827,289	10,944,678	(117,389)
Swedish krona	Sell	Goldman Sachs	2/5/2018	10,450,000	1,253,666	1,254,317	(651)
Swedish krona	Sell	Goldman Sachs	2/5/2018	31,440,000	3,771,793	3,773,753	(1,960)
Unrealized Depreciation on Forward Foreign Currency Exchange Contracts							$ (1,344,695)

</R>

See Notes to Pro Forma Combined Financial Statements.

Lord Abbett–485BPOS
Command Financial (90713)

Saved: 04/26/2018 10:54 PM • Printed: 04/26/2018 02:33 PM
W:\LORD ABBETT\90713_Lord Abbett\EDGAR\485BPOS\c90713_485bpos.htm

Sequence: 8
Rev: 36

Notes to Pro Forma Combined Financial Statements (unaudited)

1. ORGANIZATION

Lord Abbett Investment Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified, open-end management investment company and was organized as a Delaware statutory trust on August 16, 1993.

The investment objective of Lord Abbett Multi-Asset Focused Growth Fund ("Target Fund") is to seek capital appreciation.

The Trust currently consists of sixteen separate funds. These Pro Forma Combined Financial Statements cover Lord Abbett Multi-Asset Growth Fund ("Acquiring Fund"). The investment objective of the Acquiring Fund is to seek long-term capital appreciation and growth of income.

<R>
Each class of shares has different expenses and dividends. A front-end sales charge is normally added to the net asset value ("NAV") for Class A shares. There is no front-end sales charge in the case of Class B, C, F, F3, I, R2, R3, R4, R5 and R6 shares, although there may be a contingent deferred sales charge ("CDSC") in certain cases as follows: Class A shares purchased without a sales charge and redeemed before the first day of the month in which the one-year anniversary of the purchase falls (subject to certain exceptions as set forth in each Fund's prospectus); Class B shares redeemed before the sixth anniversary of purchase; and Class C shares redeemed before the first anniversary of purchase. Class B shares will automatically convert to Class A shares on the 25th day of the month (or, if the 25th day is not a business day, the next business day thereafter) following the eighth anniversary of the day on which the purchase order was accepted. The Target Fund and the Acquiring Fund (collectively "the Funds") no longer issue Class B shares for purchase. Target Fund's last outstanding Class B shares converted to Class A shares as of April 25, 2018.
</R>

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates. These Funds are considered investment companies under U.S. GAAP and follow the accounting and reporting guidance applicable to investment companies.

2. BASIS OF COMBINATION

The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of Target Fund by Acquiring Fund. The Pro Forma Combined Schedule of Investments and Pro Forma Combined Statement of Assets and Liabilities are presented as if such reorganization had taken place as of November 30, 2017 (end of period). The Pro Forma Combined Statement of Operations is presented as if such reorganization had taken place on December 1, 2016 (beginning of period).

Under the terms of the Plan of Reorganization (the "Plan"), the combination of Target Fund and Acquiring Fund will be accounted for by the method of accounting for tax-free mergers of investment companies. The acquisition would be accomplished by an acquisition of the net assets of Target Fund in exchange for shares of Acquiring Fund at NAV. The Statements of Assets and Liabilities and the related Statements of Operations of Target Fund and Acquiring Fund have been combined as of and for the twelve months ended November 30, 2017. Following the acquisition, Acquiring Fund will be the accounting survivor. In accordance with accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving fund and the results of operations for pre-combination periods of the surviving fund will not be restated.

The accompanying pro forma financial statements should be read in conjunction with the financial statements of Acquiring Fund and Target Fund included in their respective annual reports for the fiscal year ended November 30, 2017.

The following notes refer to the accompanying pro forma financial statements as if the above-mentioned acquisition of Target Fund by Acquiring Fund had taken place as of November 30, 2017.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) **Investment Valuation**–Under procedures approved by the Funds' Board of Trustees (the "Board"), Lord Abbett, the Funds' investment manager, has formed a Pricing Committee to administer the pricing and valuation of portfolio investments and to ensure that prices utilized reasonably reflect fair value. Among other things, these procedures allow the Funds to utilize independent pricing services, quotations from securities and financial instrument dealers and other market sources to determine fair value.